ACCOUNTANTS' CONSENT


We have issued our report dated July 11, 1996, accompanying the balance sheets of Peoples Federal Savings and Loan Association as of June 30, 1996 and 1995 and the related statements of income, retained earnings and cash flows for each of the three years in the period ended June 30, 1996, included in the Forms AC and S-1, as amended, to be filed with the Office of Thrift Supervision and Securities and Exchange Commission on or about March 7, 1997. We consent to the use of our report and our name as it appears in the Prospectus under the captions, "The Conversion - Income Tax Consequences," "Experts" and "Legal and Tax Matters."



                                               /s/ CROWE, CHIZEK AND COMPANY LLP
                                               ---------------------------------
                                                 Crowe, Chizek and Company LLP



Columbus, Ohio
March 7, 1997